

March 30, 2023

Brian R. Mueller
Executive Vice President, Finance & Chief Financial Officer
BioMarin Pharmaceutical Inc.
770 Lindaro Street
San Rafael, CA 94901

> **Re: BioMarin Pharmaceutical Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 27, 2023**
> **Form 8-K dated February 27, 2023**
> **File No. 000-26727**

Dear Brian R. Mueller:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K dated February 27, 2023

Exhibit 99.1
Non-GAAP Information, page 11

1. Please tell us why you believe your Reconciliation of Certain GAAP Reported Information to Non-GAAP Information on page 11 is consistent with C&DI 102.10(a) through (c) or confirm how you will revise the presentation in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences